news release

ArcelorMittal Flat Carbon Europe reports €43 million Q1 2013 operating loss

Luxembourg, May 10th, 2013 – ArcelorMittal today announced results for its Flat Carbon Europe segment for the first quarter of 2013.

The segment recorded an operating loss of €43 million for the first quarter of 2013 which excludes interest and tax costs. This is compared to an operating loss of €2,212 million in 4Q 2012 that had included a €1.9 billion write down of goodwill due to the weaker macro economic and market environments in Europe.

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Compared to Q4 2012, the segment’s crude steel production increased 14.2% to 7.3 Mt in Q1 2013 due to a stock re-build following weak demand in the fourth quarter of 2012. Production in 1Q 2013 improved, benefiting from the restart of furnaces at Asturias and Dunkerque.

•	Steel shipments for Q1 2013 increased to 6.9 Mt, an increase of 15.7% as compared to 6.0 Mt for Q4 2012. Steel shipments increased in 1Q 2013 due to a pick up following the seasonally weaker period.

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Sales were €5.2 billion for Q1 2013, 10.6% increase as compared to € 4.7 billion for Q4 2012. Sales benefited from higher steel shipment volumes offset in part by lower selling prices following weak iron ore pricing during Q4 2012.

•	Capital expenditure in the segment for the first quarter of 2013 was €157 million.

Eurozone GDP has contracted almost every quarter since Q4 2011 and extended recessions in Italy and Spain mean that GDP is estimated to have declined again in Q1 2013 (-1.1% y-o-y). Leading indicators confirm that Eurozone will remain in recession in Q2 2013 but stabilise in H2 2013, with an expected Eurozone GDP contraction of -0.4% y-o-y in 2013 (source: ECB). Investment and consumption continue declining as tight credit and high and rising unemployment (record 12.1%) weigh on retail sales, down 1.8%, y-o-y in March 2013. Manufacturing PMI weakened in March (46.8, from 47.9 in February 2013) and April (46.7) making April the 21st month indicating contraction. Auto sales in Q1 2013 were down 10% y-o-y to levels not seen since mid-1990’s. EU27 steel demand in 2012 was almost 30% below 2007 levels and demand for flat products is expected to decrease again in 2013.

Robrecht Himpe, CEO of Flat Carbon Europe and member of the ArcelorMittal Management Committee, said “The efforts we have taken to reduce costs and improve efficiency are starting to show results and our profitability is beginning to improve. However, the economic conditions in Europe remain very challenging with a further decline in steel demand expected this year, therefore we need to focus on efficiency, cost competitiveness and delivering excellent service to our customers.”